VIA EDGAR

Bingham McCutchen LLP
2020 K Street NW
Washington, DC 20006

February 27, 2013

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	CNI Charter Funds - File No. 333-186096 (the “Registrant”)

Ladies and Gentlemen:

This letter summarizes a comment provided to me by Ms. Kimberly Browning of the staff of the Securities and Exchange Commission (the "Commission") by telephone on February 26, 2013, regarding Pre-Effective Amendment Number 2 to the Registrant’s Form N-14 registration statement, filed on February 26, 2013.  A response to the comment is included below and, as requested, will be reflected in the final form of prospectus/proxy statement filed pursuant to Rule 497.

Comment:  Please supplement the disclosure in the fifth Question and Answer to include a discussion of leveraging and the related risks.

Response:  The fifth Question and Answer has been revised as follows:

Q.	Will there be any changes in the fundamental investment limitations of the Rochdale Portfolios?

A.
Yes.  Currently, the Rochdale Dividend & Income, Rochdale Intermediate Fixed Income and Rochdale Fixed Income Opportunities Portfolios are only permitted to borrow up to 10% of the level of their total assets from banks, and only for extraordinary or emergency purposes.  Following the Reorganization, the CNI Charter Funds will have the increased flexibility to borrow up to 33 1/3% of the level of their total assets from banks, and will be permitted to borrow for regular investment purposes.  Borrowing for investment purposes is a form of leverage.  Leveraging investments, by purchasing securities with borrowed money, is a speculative technique that increases investment risk, but also increases investment opportunity.  ~~There is, however, no~~ Although the CNI Charter Funds have no current intention ~~at this time~~ to increase the level of borrowing actually done by these portfolios, if the Funds were to do so in the future, investment risk would increase.

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at 202.373.6133.  Thank you.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik
Bingham McCutchen LLP